UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Ermenegildo Zegna N.V.

(Name of Issuer)

Ordinary Shares, nominal value €0.02 per share

(Title of Class of Securities)

N30577105

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Strategic Holding Group S.a r.l.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 40,571,634
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 40,571,634
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,571,634(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 16.36%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Represents 35,341,634 Ordinary Shares (which amount includes 4,276,563 shares held in escrow for the benefit of the Reporting Person pending satisfaction of the relevant release conditions or lapse of the prescribed period of time) and 5,230,000 Ordinary Shares acquirable in respect of warrants (“Private Placement Warrants”).

(2)

Calculated based on (i) 242,802,746 Ordinary Shares outstanding as of August 26, 2022, as reported in the Post-Effective Amendment No. 2 to the Issuer’s Form F-1, filed on September 9, 2022, and (ii) 5,230,000 Ordinary Shares issuable in connection with the Private Placement Warrants.

Item 1(a).	Name of Issuer:

Ermenegildo Zegna N.V. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Viale Roma 99/100 13835 Valdilana loc. Trivero Italy

Item 2(a).	Names of Persons Filing:

This statement is filed by the entity listed below, referred to herein as a “Reporting Person”: 1. Strategic Holding Group S.a r.l.

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

11, rue Aldringen L-1118 Luxembourg Grand Duchy of Luxembourg

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, nominal value €0.02 per share.

Item 2(e).	CUSIP Number:

N30577105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership.

(a)   Amount beneficially owned:

See response to Item 9 on the cover page.

(b)  Percent of Class:

See response to Item 11 on the cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)  Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv) Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

The Reporting Person is governed by a five-member board of managers, which currently includes Kamel Aliat, Amélie Flammia, Marvin Martins, Alex Browning and John Crostarosa Mowinckel. Action by the five-member board of managers is by simple majority vote. No individual manager on the board of managers has voting or dispositive control over the reported securities and, therefore, no individual manager has or shares beneficial ownership of such securities and this Statement shall not be construed as an admission of beneficial ownership that any individual manager of the Reporting Person is a beneficial owner of any of the securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

Strategic Holding Group S.à r.l.

/s/ Kamel Aliat
Name: Kamel Aliat
Title: Manager